As filed with the Securities and Exchange Commission on September 11, 2009

Registration Statement No. 333-161344

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARROWHEAD RESEARCH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	46-0408024
(State of incorporation)	(I.R.S. Employer Identification Number)

201 South Lake Avenue, Suite 703

Pasadena, CA 91101

626-304-3400

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Christopher Anzalone, Chief Executive Officer

Arrowhead Research Corporation

201 South Lake Avenue, Suite 703

Pasadena, CA 91101

626-304-3400

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Ryan Murr

Rachael Simonoff Wexler

Goodwin Procter LLP

Three Embarcadero Center, 24th Floor

San Francisco, CA 94111

(415) 733-6000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by the registrant.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☒

If this Form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, payable by the Company in connection with the registration and sale of the Common Stock being registered. All amounts are estimates except the SEC registration fee.

Amount to be paid
SEC registration fee	$215.53
Printing expense	2,000.00
Legal fees and expenses	25,000.00
Accounting fees and expenses	5,000.00
Transfer Agent Fees	1,000.00
Miscellaneous Fees	2,000.00

Total	$35,215.53

Item 14.	Indemnification of Directors and Officers.

The Company's Certificate of Incorporation provides for the elimination of personal monetary liability of directors to the fullest extent permissible under Delaware law. Delaware law does not permit the elimination or limitation of director monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions or (iv) transactions in which the director received an improper personal benefit.

Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify, on certain terms and conditions, any person who was or is a party or is threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action. The Certificate of Incorporation and Bylaws of the Company require the Company to indemnify the Company’s directors and officers to the fullest extent permitted under Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 15.	Recent Sales of Unregistered Securities

On August 1, 2006, the Company issued 25,364 shares of Common Stock to the California Institute of Technology (“Caltech”) to extinguish $150,000 in patent costs owed to Caltech by Insert Therapeutics, Inc. (“Insert”), a majority-owned subsidiary of the Company. In consideration for the issuance, Insert issued to the Company 150,000 shares of Insert Series C-2 Preferred Stock and a warrant to purchase 60,000 shares of Insert Series D Preferred Stock for $1.25 per share. The shares of Common Stock issued to Caltech were issued in reliance upon an exemption from registration as provided by Rule 506 of Regulation D.

On August 10, 2006, the Company sold 208,382 shares of Common Stock to accredited investors in a private placement and used the proceeds to increase the Company’s ownership in Calando Pharmaceuticals, Inc. (“Calando”) by purchasing shares of Calando common stock from a minority stockholder of Calando. The shares of Common Stock were issued in reliance upon an exemption from registration as provided by Rule 506 of Regulation D.

On April 20, 2007, pursuant to an Agreement and Plan of Merger, dated as of March 21, 2007, by and among Unidym, Unidym Acquisition, LLC (“Merger LLC”), a wholly-owned subsidiary of Unidym, Carbon Nanotechnologies, Inc. (“CNI”), and William A. McMinn as stockholder representative (the “Merger Agreement”), Unidym acquired CNI through a merger of CNI with and into Merger LLC, with Merger LLC continuing as the surviving company of such merger and a wholly-owned subsidiary of Unidym (the “Merger”). Pursuant to the Merger Agreement, at the closing, Unidym issued 5,000,000 shares of Unidym Series A Convertible Preferred Stock, $0.0001 par value per share (“Unidym Series A Preferred Stock”), to be distributed to the holders of CNI common stock and 2,784,252 shares of Unidym Series B Convertible Preferred Stock, $0.0001 par value per share (“Unidym Series B Preferred Stock”) to be distributed to the holders of CNI Series E Preferred Stock. In addition, in connection with the Merger, all 2,889,000 shares of Unidym Series A Preferred Stock outstanding prior to the effective time of the Merger were converted into 2,889,000 shares of Unidym Series B Preferred Stock. In accordance with the Merger Agreement, Unidym assumed CNI’s 2007 Restricted Stock Unit Plan and all outstanding CNI restricted stock units that were outstanding as of the effective time of the Merger. In connection with such assumption, appropriate adjustments described in the Merger Agreement were made to the number of shares of Unidym common stock subject to each restricted stock unit. An aggregate of 1,104,010 shares of Unidym common stock are subject to such restricted stock units. Pursuant to the terms of the Merger Agreement, Unidym assumed a warrant that was outstanding as of the effective time of the Merger. In connection with such assumption, the number and type of shares subject to such warrant and the exercise price of such warrant were adjusted such that 64,000 shares of Unidym common stock are issuable upon exercise of the warrant. The share consideration to be paid by Unidym in connection with the conversion of the shares of capital stock of CNI in the Merger was issued in reliance upon an exemption from registration as provided by Section 4(2) of the Securities Act, and the rules and regulations promulgated thereunder. The share consideration to be paid by Unidym in connection with the assumption of certain restricted stock units and the warrant was issued in reliance on an exemption from registration as provided by Rule 506 of Regulation D.

In connection with the Merger, on April 20, 2007, Unidym and the Company amended the Agreement to Provide Additional Capital (“Capital Agreement”) dated June 13, 2006 by and between the Company and Unidym to accelerate the payment of $4 million of additional capital to Unidym, such that it was agreed that all of the capital contributions set forth in the Capital Agreement would be payable to Unidym on April 20, 2007. In aggregate consideration for the acceleration and payment of the additional capital and the transfer from the Company to Unidym of rights and obligations under two sponsored research agreements, Unidym issued 448,000 shares of Unidym common stock to the Company. Such shares of Unidym common stock were issued in reliance upon an exemption from registration as provided by Section 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

In addition, on April 20, 2007, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with William A. McMinn, Robert Gower, Mary H. Cain and The Mary H. Cain Marital Trust for the sale of 1,431,222 shares of the Company’s Common Stock in exchange for 1,080,000 shares of Series E Preferred Stock of CNI. The shares of Common Stock issued pursuant to the Purchase Agreement were issued in reliance upon an exemption from registration as provided by Rule 506 of Regulation D.

On May 29, 2007, the Company completed the closing of its $16,469,800 million private placement (the “Private Offering”) of an aggregate of 2,849,446 shares (the “Shares”) of the Company’s Common Stock, at a per share purchase price of $5.78, and warrants to purchase up to an additional 712,363 shares of Common Stock (the “Warrants”), exercisable at $7.06 per share. The Shares and Warrants were offered and sold only to institutional and accredited investors and the offering was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

On January 23, 2008, the Company issued 50,000 shares of Common Stock valued at $136,000 as a gift to support the William Marshall Rice University Alliance for Technology and Entrepreneurship. The shares of Common Stock were issued in reliance upon an exemption from registration as provided by Rule 506 of Regulation D.

On April 23, 2008, the Company entered into a stock purchase agreement whereby the Company purchased from a Unidym stockholder and director 550,000 shares of Unidym common stock in exchange for $350,000 in cash and restricted Company common stock valued at $200,000. As part of the agreement, the director resigned from his seat on the Unidym board and the Chief Executive Officer of the Company was appointed to the Unidym board. The shares of Common Stock issued pursuant to the purchase agreement were issued in reliance upon an exemption from registration as provided by Rule 506 of Regulation D.

On April 29, 2008, the Company entered into a stock purchase agreement whereby the Company issued 105,000 shares of Company Common Stock to purchase from a minority stockholder in each Nanotope, Inc. and Leonardo Biosystems, each an early stage nanobiotech company, a 5.78% minority position in Nanotope, Inc. and a 6.13% minority position in Leonardo Biosystems, Inc. The shares of Common Stock issued pursuant to the purchase agreement were issued in reliance upon an exemption from registration as provided by Rule 506 of Regulation D.

On August 8, 2008, in connection with an acquisition by Unidym of Nanoconduction, Inc., an early stage nanotechnology company, the Company issued 114,115 shares of Common Stock valued at $250,000 to the owners of Nanoconduction. In exchange for this investment, the Company received 138,889 additional shares of Series C Preferred Stock of Unidym. The shares of Common Stock issued to Unidym were issued in reliance upon an exemption from registration as provided by Rule 506 of Regulation D.

On July 30, 2008, the Company issued 15,000 shares of Common Stock valued at $32,700 to a business and technical consultant engaged to assist in the development of Agonn Systems, Inc., a wholly owned subsidiary of the Company. The shares of Common Stock issued to the consultant were issued in reliance upon an exemption from registration as provided by Rule 506 of Regulation D.

On June 11, 2009, pursuant to the terms of an exchange agreement dated February 25, 2009 (the “Unidym Agreement”), the Company issued 1,324,625 shares of Common Stock in exchange for an equal number of Series A Preferred Stock of Unidym. The shares were exchanged with several Unidym Series A Preferred stockholders. The exchange of shares was offered to accredited investors and the offering was exempt from registration under the Securities Act in reliance on the exemptions provided by Section 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

On June 25, 2009, the Company and TEL VC entered into an exchange agreement (the “Exchange Agreement”) whereby the Company issued 1,944,444 shares of restricted common stock (the “TEL Shares”) to TEL VC in exchange for 1,111,111 shares of Unidym Series C Preferred Stock and 833,333 shares of Unidym Series C-1 Preferred Stock. TEL VC is an accredited investor and the offering was exempt from registration under the Securities Act in reliance on the exemptions provided by Section 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

On July 17, 2009 and August 6, 2009, the Company completed the closing of a private placement (the “Private Placement”) of an aggregate of 9,196,642 shares (the “Shares”) of its common stock, $0.001 par value per share (“Common Stock”), at a price of $0.30 per share, and warrants to purchase up to an additional 9,196,642 shares of Common Stock (the “Warrants”), exercisable at $0.50 per share. The Warrants become exercisable in January 2010 and remain exercisable until June 17, 2014, unless redeemed earlier as permitted. The warrants may be redeemed for nominal consideration if the Company’s common stock trades above $1.20 for at least 30 trading days in any 60-trading day period. Gross proceeds of the Private Placement totaled approximately $2.75 million and proceeds net of commissions were approximately $2.5 million. The Shares and Warrants were offered and sold only to accredited investors in reliance on Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

Item 16.	Exhibits.

See Exhibit Index set forth on page II-6 to this Registration Statement.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on September 11, 2009.

ARROWHEAD RESEARCH CORPORATION

By:	/s/ Christopher Anzalone
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Office(s)	Date

/s/ Christopher Anzalone Christopher Anzalone	Chief Executive Officer (Principal Executive Officer)	September 11, 2009

/s/ Joseph T. Kingsley Joseph T. Kingsley	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	September 11, 2009

* R. Bruce Stewart	Executive Chairman & Director	September 11, 2009

* Edward W. Frykman	Director	September 11, 2009

* LeRoy T. Rahn	Director	September 11, 2009

* Charles P. McKenney	Director	September 11, 2009

*By:	/s/ Christopher Anzalone
Christopher Anzalone
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Document Description
3.1	Certificate of Incorporation of InterActive, Inc., a Delaware corporation, dated December 15, 2000. (1)

3.2	Certificate of Amendment of Certificate of Incorporation of InterActive Group, Inc., dated December 12, 2003 (effecting, among other things a change in the corporation’s name to “Arrowhead Research Corporation”). (2)

3.3	Certificate of Amendment to Certificate of Incorporation of Arrowhead Research Corporation, dated January 25, 2005. (3)

3.4	Bylaws. (1)

4.1	Registration Rights Agreement dated July 17, 2009. (4)

4.2	Form of Warrant to Purchase Capital Stock expiring June 30, 2014. (4)

4.3	Form of Warrant to Purchase Common Stock issued January 24, 2006. (5)

4.4	Form of Warrant to Purchase Common Stock issued May 29, 2007. (6)

4.5	Form of Common Stock Warrant issued in August 2008. (7)

4.6	Form of Common Stock Warrant issued in September 2008. (8)

4.7	Form of Common Stock Certificate.+

5.1	Opinion of Goodwin Procter LLP.*

10.1**	Copy of the Arrowhead Research Corporation (fka InterActive, Inc.) 2000 Stock Option Plan, the Arrowhead Research Corporation Stock Option Agreement (Incentive Stock Option) and the Arrowhead Research Corporation Stock Option Agreement (Nonstatutory Option). (1)

10.2**	Copy of the Arrowhead Research Corporation 2004 Equity Incentive Plan. (9)

10.3**	Copy of Arrowhead Research Corporation 2004 Equity Incentive Plan, as amended February 23, 2006. (10)

10.4**	Executive Incentive Plan, adopted December 12, 2006. (11)

10.5**	Directors Compensation Policy, as amended December 12, 2006. (11)

10.6**	Severance Agreement dated May 24, 2007 by and between Arrowhead and R. Bruce Stewart. (12)

10.7**	Employment Agreement, between Arrowhead and Dr. Christopher Anzalone, dated June 11, 2008. (13)

10.8	Insert Therapeutics, Inc. Amended and Restated Investors’ Rights Agreement, dated April 17, 2008. (14)

10.9	Agreement and Plan of Merger by and among AmberWave Systems Corporation, Aonex Acquisition Corporation, Aonex Technologies, Inc. and the stockholders signatory thereto, dated May 5, 2008. (15)

Exhibit Number	Document Description
10.10	Second Amended and Restated Investor Rights Agreement among Unidym, Inc., Investors and the stockholders party thereto, dated October 29, 2007. (16)

10.11	Second Amended and Restated Investors’ Rights Agreement, dated as of July 23, 2008, by and between Nanotope, Inc. and the Investors and Stockholders listed therein. (17)

10.12	Form of Unsecured Convertible Promissory Note Agreement dated November 26, 2008. (18)

10.13	Exchange Agreement dated February 25, 2009 by and among Arrowhead and several holders of Unidym, Inc. Series A Preferred Stock. (19)

10.14	Form of Subscription Agreement dated July 17, 2009. (4)

10.15	Platform Agreement, dated as of June 23, 2009, by and between Calando Pharmaceuticals, Inc. and Cerulean Pharma Inc.† (19)

10.16	IT-101 Agreement, dated as of June 23, 2009, by and between Calanda Pharmaceuticals, Inc. and Cerulean Pharma, Inc.† (19)

10.17	IP Transfer and Waiver Agreement, dated as of June 25, 2009, by and between Unidym, Inc. and TEL Venture Capital (19)

10.18	Subscription Agreement, dated as of June 25, 2009, by and between Arrowhead Research Corporation and Unidym, Inc.(19)

10.19	Exchange Agreement, dated as of June 25, 2009, by and between Arrowhead Research Corporation and TEL Venture Capital (19)

10.20	Subscription Agreement, dated as of July 30, 2009, by and between Arrowhead Research Corporation and Unidym, Inc. (19)

21.1	List of Subsidiaries.*

23.1	Consent of Independent Public Registered Accounting Firm.*

23.2	Consent of Goodwin Procter LLP (included in legal opinion filed as Exhibit 5.1).*

24.1	Power of Attorney.*

99.1	Financial Statement Schedules. (19)(20)

*	Previously filed.
**	Indicates compensation plan, contract or arrangement.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
+	Filed herewith.
(1)	Incorporated by reference from the Schedule 14C, filed by the registrant on December 22, 2000.
(2)	Incorporated by reference from the Schedule 14C, filed by the registrant on December 22, 2003.
(3)	Incorporated by reference from the Quarterly Report on Form 10-QSB for the quarter ended December 31, 2004, filed by the registrant on February 11, 2005.
(4)	Incorporated by reference from the Current Report on Form 8-K, filed by the registrant on July 17, 2009.

(5)	Incorporated by reference from the Current Report on Form 8-K, filed by registrant on January 18, 2006.
(6)	Incorporated by reference from the Current Report on Form 8-K (Items 3.02 and 9.01), filed by the registrant on May 30, 2007.
(7)	Incorporated by reference from the Current Report on Form 8-K, filed by the registrant on August 26, 2008.
(8)	Incorporated by reference from the Current Report on Form 8-K, filed by the registrant on September 11, 2008.
(9)	Incorporated by reference from Annex A to the definitive Schedule 14C filed by registrant on December 16, 2004.
(10)	Incorporated by reference from the Current Report on Form 8-K, filed by the registrant on February 28, 2006.
(11)	Incorporated by reference from the Annual Report on Form 10-K, filed by the registrant on December 14, 2006.
(12)	Incorporated by reference from the Current Report on Form 8-K (Items 5.02 and 9.01), filed by the registrant on May 30, 2007.
(13)	Incorporated by reference from the Current Report on Form 8-K, filed by the registrant on June 13, 2008.
(14)	Incorporated by reference from the Current Report on Form 8-K, filed by the registrant on April 23, 2008.
(15)	Incorporated by reference from the Current Report on Form 8-K, filed by the registrant on May 9, 2008.
(16)	Incorporated by reference from the Current Report on Form 8-K, filed by the registrant on June 18, 2008.
(17)	Incorporated by reference from the Current Report on Form 8-K, filed by the registrant on July 25, 2008.
(18)	Incorporated by reference from the Current Report on Form 8-K, filed by the registrant on December 3, 2008.
(19)	Incorporated by reference from the Quarterly Report on Form 10-Q, filed by the registrant on August 10, 2009.
(20)	Incorporated by reference from the Annual Report on Form 10-K, filed by the registrant on December 15, 2008.